

November 28, 2012

Via E-Mail
Gregory Manos
Chief Executive Officer, President and Chairman
Active Health Foods, Inc.
6185 Magnolia Ave., Suite 403
Riverside, California 92506

   Re: **Active Health Foods, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2011
       Filed March 21, 2012
       File No. 000-54388

Dear Mr. Manos:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Ethan Horowitz

          Ethan Horowitz
          Accounting Branch Chief